Exhibit (a)(1)(G)

Stock Option Exchange Program

Apple’s Board of Directors approved a voluntary Employee Stock Option Exchange program which will allow you to exchange stock options you hold with exercise prices at or above $25.00 for a lesser number of options at fair market value. Get more details.